FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

REDEMPTION OF NON-CUMULATIVE USD PREFERENCE SHARES

The Royal Bank of Scotland Group plc has given notice that it will, on the 6th
March 2006 (the "Redemption Date"), redeem all the 7,000,000 Non-cumulative USD
Preference Shares, Series D of $0.01 each and all the 12,000,000 Non-cumulative
USD Preference Shares, Series I of $0.01 each. Consequently, on the Redemption
Date, each share will become due and payable at its redemption amount of $25.00 together with dividends payable for the current dividend period and accrued to the Redemption Date.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett                         Richard O'Connor
Director of Capital Management      Head of Investor Relations
280 Bishopsgate                     280 Bishopsgate
London                              London
EC2M 4RB                            EC2M 4RB
Tel: 020 7085 4925                  Tel: 020 7672 1763

The Bank of New York (Paying Agent)

Seth J. Menell
American Depositary Receipts Division
101 Barclay Street
New York
NY 10286
Tel: 212 815 6915

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:01/02/2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat